Exhibit 99.86

ABRIDGEMENT CERTIFICATE
PURSUANT TO SECTION 2.20 OF NATIONAL INSTRUMENT 54-101
COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

I, Alex Macdonald, Chief Financial Officer of Enthusiast Gaming Holdings Inc. (the Company), hereby certify for and on behalf of the Company, and not in my personal capacity and without personal liability, that in connection with the annual general and special meeting of holders of the Company’s common shares to be held on January 20, 2021 (the Meeting), the Company:

1	has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements prescribed in Sections 2.9 and 2.12 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101);

2	has arranged to have carried out all of the requirements under NI 54-101 in addition to those described in paragraph 1 above; and

3	is relying upon Section 2.20 of NI 54-101 in connection with the abridgment of the time periods specified in subsections 2.2(1) and 2.5(1) of NI 54-101.

DATED this 23rd day of December, 2020.

ENTHUSIAST GAMING HOLDINGS INC.

Per:	“Alex Macdonald”
Name: Alex Macdonald
Title: Chief Financial Officer